UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this Current Report on Form 6-K

Termination of Over-Allotment Option

As previously disclosed, on October 8, 2026, China SXT Pharmaceuticals, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors in connection with a registered direct offering for the offer and sale of 8,000,000 units (each, a “Unit”), with each Unit consisting of (i) one Class A ordinary share of the Company, no par value per share (each, a “Class A Ordinary Share”) or in lieu thereof, one pre-funded warrant (each, a “Pre-Funded Warrant”) to purchase one Class A Ordinary Share, and (ii) one ordinary warrant (each, a “Warrant”, collectively with the Class A Ordinary Share and Pre-Funded Warrant, the “Securities”), at a purchase price of $1.50 per Unit in a registered direct offering (such offering, the “Offering”). Pursuant to the Purchase Agreement, the investors have an additional purchase right (the “Over-Allotment Option”) to acquire up to $12,000,000 of Securities on the same terms and conditions during the 30-day period after closing of the Offering.

On October 21, 2026, the Company entered into a termination letter agreement with the purchasers of the Purchase Agreement, to terminate the Over-Allotment Option set forth in Section 2.4 of the Purchase Agreement (the “Termination”). As a result of the Termination, the purchasers no longer have any right, claim or entitlement to the Over-Allotment Option. All other provisions of the Purchase Agreement and the other transaction documents related to the Offering remain unchanged and in full force and effect. The Termination does not affect the Securities issued in the Offering.

The foregoing description of the termination letter agreement does not purport to be complete and is qualified in its entirety by copy of such document filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

The Company issued a press release announcing the Termination on October 21, 2026. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Termination Letter Agreement
99.1	Press Release dated October 21, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2026

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

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